SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (“ACT”)

SPDR Nuveen Barclays Short Term

Municipal Bond ETF

(Name of Issuer)

Exchange-Traded Fund

(Title of Class of Securities)

78464A425

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 78464A425	Page 1 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons The PNC Financial Services Group, Inc. 25-1435979
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Pennsylvania
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 5,054,623
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 3,968,170
	8)	Shared Dispositive Power 1,101,280
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,170
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.18
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 78464A425	Page 2 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bancorp, Inc. 51-0326854
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 5,054,623
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 3,968,170
	8)	Shared Dispositive Power 1,101,280
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,170
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.18
12)	Type of Reporting Person (See Instructions) HC

CUSIP No. 78464A425	Page 3 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Bank, National Association 22-1146430
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 5,054,623
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 3,968,170
	8)	Shared Dispositive Power 1,101,280
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,075,170
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 5.18
12)	Type of Reporting Person (See Instructions) BK

CUSIP No. 78464A425	Page 4 of 8 Pages

1)	Names of Reporting Persons IRS Identification No. Of Above Persons PNC Delaware Trust Company 81-0581990
2)	Check the Appropriate Box if a Member of a Group (See Instructions) a) ☐ b) ☐
3)	SEC USE ONLY
4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5)	Sole Voting Power 45,459
	6)	Shared Voting Power -0-
	7)	Sole Dispositive Power 31,336
	8)	Shared Dispositive Power 14,123
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 45,459
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See Instructions ☐
11)	Percent of Class Represented by Amount in Row (9) 0.05
12)	Type of Reporting Person (See Instructions) BK

Page 5 of 8 Pages

ITEM 1	(a) -	NAME OF ISSUER:

SPDR Nuveen Barclays Short Term Municipal Bond ETF

ITEM 1	(b) -	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

One Lincoln Street Boston, Massachusetts 02111

ITEM 2	(a) -	NAME OF PERSON FILING:

The PNC Financial Services Group, Inc.; PNC Bancorp, Inc.; PNC Bank, National Association; and PNC Delaware Trust Company

ITEM 2	(b) -	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The PNC Financial Services Group, Inc. - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Bancorp, Inc. - 222 Delaware Avenue, Wilmington, DE 19801

PNC Bank, National Association - One PNC Plaza, 249 Fifth Avenue, Pittsburgh, PA 15222-2707

PNC Delaware Trust Company - 300 Delaware Avenue, Wilmington, DE 19801

ITEM 2	(c) -	CITIZENSHIP:

The PNC Financial Services Group, Inc. - Pennsylvania PNC Bancorp, Inc. - Delaware PNC Bank, National Association - United States PNC Delaware Trust Company - Delaware

ITEM 2	(d) -	TITLE OF CLASS OF SECURITIES:

Exchange-Traded Fund

ITEM 2	(e) -	CUSIP NUMBER:

78464A425

ITEM 3 -	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☒ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Page 6 of 8 Pages

ITEM 4 -	OWNERSHIP:

The following information is as of December 31, 2014:

(a) Amount Beneficially Owned:

5,075,170

(b) Percent of Class:

5.18

(c) Number of fund shares to which such person has:

(i) sole power to vote or to direct the vote

5,054,623

(ii) shared power to vote or to direct the vote

-0-

(iii) sole power to dispose or to direct the disposition of

3,968,170

(iv) shared power to dispose or to direct the disposition of

1,101,280

Of the total fund shares reported herein, 5,029,711 fund shares are held in accounts at PNC Bank, National Association in a fiduciary capacity for clients.

Of the total fund shares reported herein, 45,459 fund shares are held in accounts at PNC Delaware Trust Company in a fiduciary capacity for clients.

The inclusion of the reporting persons and such securities in this report shall not be deemed an admission of beneficial ownership by the reporting persons for the purposes of Section 13(d) or 13(g) of the Act, or for any other purposes.

ITEM 5 -	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not Applicable.

ITEM 6 -	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not Applicable.

ITEM 7 -	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of The PNC Financial Services Group, Inc. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of The PNC Financial Services Group, Inc.)

PNC Bank, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Delaware Trust Company - BK (wholly owned subsidiary of PNC Bank, National Association)

ITEM 8 -	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not Applicable.

ITEM 9 -	NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10 -	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2015
Date

By:	/s/ Gregory H. Kozich
Signature - The PNC Financial Services Group, Inc.
Gregory H. Kozich, Senior Vice President & Controller
Name & Title

February 12, 2015
Date

By:	/s/ Nicholas M. Marsini, Jr.
Signature - PNC Bancorp, Inc.
Nicholas M. Marsini, Jr., Chairman
Name & Title

February 12, 2015
Date

By:	/s/ Gregory H. Kozich
Signature - PNC Bank, National Association
Gregory H. Kozich, Executive Vice President & Controller
Name & Title

February 12, 2015
Date

By:	/s/ Richard F. Cairns
Signature - PNC Delaware Trust Company
Richard F. Cairns, Managing Director
Name & Title

AN AGREEMENT TO FILE A JOINT STATEMENT

IS INCLUDED HEREWITH AS EXHIBIT A

Page 8 of 8 Pages

EXHIBIT A

AGREEMENT

February 12, 2015

The undersigned hereby agree to file a joint statement on Schedule 13G under the Securities and Exchange Act of 1934, as amended (the “Act”) with respect to fund shares issued by SPDR Nuveen Barclays Short Term Municipal Bond ETF.

Each of the undersigned states that it is entitled to individually use Schedule 13G pursuant to Rule 13d-1(b) of the Act.

Each of the undersigned is responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness or accuracy of the information concerning the others.

This Agreement applies to any amendments to this Schedule 13G.

THE PNC FINANCIAL SERVICES GROUP, INC.

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Senior Vice President & Controller

PNC BANCORP, INC.

BY:	/s/ Nicholas M. Marsini, Jr.
Nicholas M. Marsini, Jr., Chairman

PNC BANK, NATIONAL ASSOCIATION

BY:	/s/ Gregory H. Kozich
Gregory H. Kozich, Executive Vice President & Controller

PNC DELAWARE TRUST COMPANY

BY:	/s/ Richard F. Cairns
Richard F. Cairns, Managing Director